SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarifications on Capitalization and Transfer of Rights

Rio de Janeiro, November 19, 2009 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, hereby communicates that its Board of Directors approved (i) the creation of a committee formed by minority shareholders to accompany the ”Transfer of Rights with Compensation” process. (the “Transfer of Rights”) and (ii) the utilization of federal debt securities by minority shareholders for the proposed Petrobras’ capital increase (the “Capitalization”).

Petrobras also takes this opportunity to clarify various aspects of Bill 5941/09, which is currently under discussion in the National Congress. In the proposed bill, the Federal Government is seeking two distinct authorizations, namely:

1. authorization for the Transfer of Rights to Petrobras of the right to explore and produce oil and natural gas in unlicensed pre-salt areas for up to the maximum amount of 5 billion barrels of oil equivalent; and

2. authorization to subscribe and pay for Petrobras shares (“Capitalization”).

If the Bill were approved, these authorizations would be of great support to Petrobras, as the Transfer of Rights will allow the company additional access to additional oil reserves, which are the primary asset of any oil company. The incorporation of additional reserves of oil and gas to the capital of Petrobras will create conditions for greater growth and sustainability, resulting in added value for all shareholders.

The willingness of the Federal Government to subscribe additional shares of Petrobras would enable the company to increase its capital base, strengthening it to fulfill its business plan, which will expand further with the opportunities afforded by the Transfer of Rights.

Transfer of Rights

The Transfer of Rights will be governed by contract between Petrobras and the Federal Government, a contract between related parties. As such, Petrobras recognizes the need for input from its minority shareholders, in accordance with its Corporate Governance Guidelines, Thus Petrobras’s Board of Directors approved today the creation of a Minorities Committee (Comitê de Minoritários) comprised of the two Board members who represent the minorities shareholders and the non voting shareholders, and also by an independent member to be appointed. The Minorities Committee will be responsible for accompanying the Transfer of Rights process and issuing an opinion in support of the decision by the company’s Board of Directors.

The value of the Transfer of Rights with compensation will be based on negotiations between the company and the Federal Government and supported by technical reports produced by internationally renowned independent appraisal firms to be hired by Petrobras and the ANP (National Petroleum Agency, Brazil’s fuels regulator), the latter representing the Federal Government. The Minorities Committee may also solicit an independent opinion.

Given the technical difficulties in defining the precise and correct value of the exploration and production rights that are the object of the Transfer of Rights (uncertainties surrounding the as yet preliminary knowledge of the reservoirs, the most appropriate production assets, the number of wells needed, the logistics to be employed, etc.), the draft bill envisages a revision of the value of the transfer, which will be implemented as greater knowledge of the various factors involved is acquired. In view of the above, the rights to explore for and produce oil (“Rights of E&P”) may not be used directly by the Federal Government in the company’s capitalization, since legal restictions under the Brazilian corporate law do not permit the revision of asset values used in capital increases.

The solution proposed by the Federal Government would resolve this difficulty, given that the proposed Transfer of Rights would permit a subsequent revision of the values initially attributed to the Transfer.

If the proposed bill is approved, the following steps will be necessary:

1) Defining the value of the Transfer of Rights:
a) once the areas that will be the object of the Transfer of Rights have been defined by the Federal Government, the parties (the Federal Government and Petrobras) shall conduct the necessary appraisals and certifications. Among other factors, the appraisal should consider:
(i) the behavior of the reservoirs and the production curve;
(ii) investments (including wells, platforms, flexible lines, outflow and logistics systems, etc);
(iii) operating or production costs;
(iv) the tax environment;
(v) the future oil price scenario; and
(vi) the discount rate to be applied to cash flow.

b) Based on the respective appraisal reports, Petrobras and the Federal Government will negotiate the per-barrel price to be used when defining the value of the Transfer of Rights. However, any such value mentioned now may only be a numerical example or of a speculative nature.

2) Negotiating the Transfer of Rights agreement: Petrobras and the Federal Government will negotiate the provisions of the Transfer of Rights agreement which, among other matters, should include:
a) the amount and form of payment by Petrobras to the Federal Government;
b) the rules for revising the value of the Transfer of Rights, as example, the utilization of the same methodology applied on the definition of the initial Transfer of Rights value;

Capitalization

The increase in capital will provide the necessary strengthen for the company to carry out the role assigned to it under the new regulatory framework. This role consists of:
a) obtaining funding for the investments envisaged in its business plan, including those related to its role as the sole operator in all the blocks under the production sharing agreement model, with a minimum share of 30%;
b) obtaining funding to pay for the Transfer of Rights with compensation and the possible price adjustments arising from revision of the contract;
c) obtaining funding for those investments allocated to the development and production in the Transfer of Rights areas;
d) optimizing its capital structure and paving the way for new funding options, while maintaining optimum debt levels;
e) maintaining the policy of contracting critical resources for long term, thereby reducing costs due to increased scale and facilitating financing for its suppliers.

If the proposed bill is approved, the following steps will be necessary:

1) Convening an Extraordinary Shareholders Meeting of Petrobras (ESM) to approve the private share offering. The ESM will allow all shareholders to take part in proportion to their current shareholdings. It is worth highlighting certain points related to the capital increase:
a) the amount of the capital increase to be submitted by the company’s Board of Directors to the ESM should take in consideration the company’s capital needs;
b) the amount of the capital increase could be announced as a range defined by upper and lower limits;
c) the allocation of the proceeds of the capitalization must be made clear;

d) if not all shareholders exercise their right to take part in the capital increase, resulting in unsubscribed shares, those shareholders who exercised their rights in the first stage to will be allowed to acquire these unsubscribed shares, in accordance with the new shareholding proportions arising from the first exercise of rights;
e) The size of the capital increase will be between (i) an amount equal to the price to be paid for the Transfer of Rights and (ii) up to three times this amount.
f) At this moment, any amount mentioned for Petrobras’ capitalization should be considered as a numerical example or of a speculative nature.

2) Convening a new ESM to ratify the capital increase.

The company reaffirms that all shareholders, (including all shareholders listed on foreign exchanges) will be assured their proportionate share of preemptive rights in the capital increase, so any dilution they may experience will only be a result of the individual choice of the shareholder.

Pursuant to Article 9 of the proposed bill, the Federal Government is authorized to take part in the capitalization, paying for its participation with federal debt securities. It is worth noting that Article 9 confers to the Federal Government an option to use government securities for subscribing its capital. The Board of Directors also approved the utilization by the minorities’ shareholders of federal debt securities for the Petrobras’ capital increase process similar of that usually acquired by the company in its current operations. The securities which will be eligible for use by all shareholders will be clearly defined and approved in the notice that convenes the ESM.

In this case, and in accordance with Brazilian Corporate Law, the securities used will be appraised and the appraisal report will be subjected to the approval of the second ESM. If so, only those shareholders with voting rights who did not use eligible securities for the purpose of paying in their shares will be entitled to vote.

The company will pay for the Transfer of Rights with the proceeds from the capitalization. Depending on the amount of the capitalization and the amount of subscription rights exercised by all shareholders, the company may, among other options:
• pay for the Transfer of Rights with the public securities from the Federal Government and retain the proceeds from the minority shareholders in its cash position;
• pay for the Transfer of Rights with the public securities from the Federal Government and part of the proceeds from the minority shareholders, if the securities paid in by the Federal Government are insufficient for said payment;
• pay for the Transfer of Rights with part of the public securities from the Federal Government, the balance of said securities plus the proceeds from the minority shareholders to be retained in the company’s cash position.

Based on the above, any simulation of the result of the capitalization is still mere speculation, given the unknown variables, such as the degree to which minority shareholders exercise their subscription rights. Although their preemptive rights are assured, it is not known to what extent they will exercise them.

It is also worth emphasizing that the E&P Transfer of Rights that are the object of this transaction will give the company access to reserves, which are the most valuable asset for any oil company, which will ensure the continued robustness and sustainability of its operations and increase the company’s value for all its shareholders.

The company has been participating in a variety of forums to discuss and to receive suggestions, seeking to ensure the utmost transparency for both operations. It will strive to respect the rights of all its shareholders, strengthening both Petrobras and the capital market as a whole. To fulfill these intentions the company commits to:
• widely disclose any new and relevant information regarding the two operations as soon as it is known, ensuring transparency and equitable treatment for all of its shareholders and investors;
• hire an internationally renowned company to produce an appraisal on which the value of the Transfer of Rights will be based;
• treat all shareholders equally, as is its custom.

In addition, the company would like to emphasize that it has been using various communications channels to explain the impact of the changes on the company’s activities to its shareholders and other stakeholders and available to all to explain the increase in capital and Transfer of Rights operations and the possible effects of the proposed new regulations on its operations. Accordingly, as of this date it is opening a specific e-mail address (marcoregulatorio@petrobras.com.br) through which shareholders and stakeholders can clarify any questions they may have related to the new regulatory framework.

Finally, the main questions on the issue are clarified in the Questions and Answers section of the company’s IR website (www.petrobras.com.br/ri/english).

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.